Exhibit d(2)i

EXPENSE LIMITATION AGREEMENT

This agreement is made as of the 23rd day of August, 2018 by and between MANNING & NAPIER FUND, INC., a Maryland Corporation (the “Fund”), and MANNING & NAPIER ADVISORS, LLC, a Delaware Corporation (the “Advisor”), with respect to the following:

WHEREAS, the Advisor serves as the investment advisor to the certain series of the Fund (each, a “Series”), as listed on Schedule A, pursuant to an Investment Advisory Agreement dated December 17, 2007 (the “Investment Advisory Agreement”);

WHEREAS, the Fund, on behalf of the Series, and the Advisor have entered into an agreement whereby, pursuant to the terms of such agreement, the Advisor has agreed to waive the advisory fee payable to it by the Class W shares of the Series pursuant to the Investment Advisory Agreement (the “Advisory Fee Waiver Agreement”); and

WHEREAS, the Fund and the Advisor desire to enter into a contractual expense limitation arrangement with respect to the Class W shares of the Series.

NOW THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt whereof is hereby acknowledged, the parties hereto agree as follows:

1.     The Advisor agrees to waive the advisory fee payable to it by the Class W shares of the Series pursuant to the Investment Advisory Agreement and/or reimburse expenses so that the total direct annual fund operating expenses of the Class W shares of the Series, exclusive of distribution and services fees, do not exceed the “Expense Limitation” for the Class W shares of the Series as set forth on Schedule A. For the avoidance of doubt, a waiver of advisory fees pursuant to the Advisory Fee Waiver Agreement shall be deemed to be a waiver of advisory fees for the purposes of this Agreement.

2.     This Agreement will remain in effect from year to year unless terminated as provided herein. This Agreement cannot be terminated by the Advisor without the approval of the Fund’s Board of Directors.

3.     Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the Investment Company Act of 1940, as amended (the “1940 Act”) shall be resolved by reference to such term or provision of the 1940 Act and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission (“SEC”) issued pursuant to said Act. In addition, where the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is revised by rule, regulation or order of the SEC, such provision shall be deemed to incorporate the effect of such rule, regulation or order. Otherwise the provisions of this Agreement shall be interpreted in accordance with the laws of Maryland.

4.     This Agreement may be amended only by a written instrument signed by each of the parties hereto. Schedule A may not be amended to increase the Expense Limitation unless such amendment is authorized by the Fund’s Board of Directors, including a majority of its independent Directors.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by their respective officers as of the day and year first above written.

MANNING & NAPIER FUND, INC. On behalf of each of its Series listed on Schedule A hereto

by:	/s/ Michele Mosca
By: Michele Mosca
Title: President
MANNING & NAPIER ADVISORS, LLC

by:	/s/ Michelle Thomas
By: Michelle Thomas
Title: Corporate Secretary

SCHEDULE A

Series	Expense Limitation

New York Tax Exempt Series Class W	0.35%
Diversified Tax Exempt Series Class W	0.35%
Real Estate Series Class W	0.20%
International Series Class W	0.10%
Equity Income Series Class W	0.10%
Core Bond Series Class W	0.05%
High Yield Bond Series Class W	0.10%
Unconstrained Bond Series Class W	0.05%